

16022497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 30 2016
Washington DC
412

SEC FILE NUMBER
8- 36759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 10/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 PARK AVE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL CEPLER 212-702-3581
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name -- *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Securities and Exchange
JAN 1 2017
RECEIVED

OATH OR AFFIRMATION

I, MITCHELL CEPLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM SECURITIES LLC, as of 31-Oct 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
JENNIFER L. PETRELLA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6236527
Qualified in Kings County
My Commission Expires February 28, 2019
Notary Public

[signature]
Signature

GROUP FINANCE MANAGER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Management statement regarding compliance with the exemption provisions for SEC Rule 15c3-3.
- [x] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2016

RIM SECURITIES, LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RIM Securities LLC

We have audited the accompanying financial statement of RIM Securities LLC (the "Company") which comprises the statement of financial condition as of October 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RIM Securities LLC as of October 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Dallas, Texas
December 22, 2016

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2016

ASSETS

Cash and cash equivalents	$	748,653
Receivables from clients, and brokers or dealers		1,080,223
Securities owned, at fair value		4,909
Receivables from others		831,088
Other assets		18,697
Total assets	$	2,683,570

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	377,270
Securities sold, net yet purchased, at fair value		9,999
Due to affiliates		537,813
Total liabilities	$	925,082
Member's equity	$	1,758,488
Total liabilities and member's equity	$	2,683,570

RIM SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

October 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

General

RIM Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of City National Rochdale Holdings LLC ("CNRH" or the "Parent"). CNRH is a wholly owned subsidiary of City National Bank (the "Bank"). City National Bank is a wholly owned subsidiary of RBC USA Holdco Corporation, which is wholly owned by the Royal Bank of Canada. The Company changed its fiscal year end to October 31st.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market deposits. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there is a concentration of credit risk related to the amount in excess of FDIC insurance coverage. At October 31, 2016, the Company held $498,653 in excess of the FDIC's coverage.

Securities Owned

Securities owned (both long and short positions) are valued at fair value with resulting gains and losses reflected in net income for the period. At October 31, 2016, the Company held $4,909 in securities purchased, and $9,999 in securities sold.

Receivables from Clients, and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

Receivables from others

Receivables from others include receivables from affiliated mutual funds, closed-end funds and trade date receivable balances.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis. The Company records sales fees and rebates on an accrual basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a single member limited liability company and is considered a disregarded entity for federal and state income tax reporting purposes. Therefore, the Company's assets, liabilities, income and expenses will be reported on the parent company's income tax return.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. Federal (or state and local) income tax authorities for the years ended December 31, 2014 and 2015, and for the period from January 1, 2016 to October 31, 2016.

Credit and Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification No. 820, *Fair Value Measurements* ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

Level 1 - Pricing inputs are unadjusted, quoted prices available in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 - Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned and securities sold, not yet purchased, are composed of equity securities traded in active markets and are classified as Level 1 in the fair value hierarchy.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $100,000. As of October 31, 2016, the Company's net capital was $906,842, which was $806,842 in excess of its minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.00 to 1.

NOTE 5 - RELATED PARTIES

The Company receives certain management, general and administrative services and utilizes personnel from affiliated companies which the Company reimburses the affiliated companies. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided.

An affiliated company incurs all of the expenses to attract investment advisory clients. The sole source of commission income of the Company is derived from this pool of clients whose assets are managed by the affiliated company. The Company pays 80% of its net revenues to the affiliated company; this fee is waived when the imposition of such fee would cause a monthly operating loss or cause the regulatory net capital of the Company to be below required levels. The affiliated company has the right to recoup the waived fees in subsequent periods. No prior year fees were recouped during the current period.

Frequently throughout the period, transfers of working capital are made between the Company and affiliated companies. These affiliated companies are under common control and are wholly owned by CNRH. As such, payables related to working capital transfers, amounting to $537,813 at October 31, 2016, may be converted to capital at the discretion of management.

NOTE 6 - SUBSEQUENT EVENTS

The Company evaluated events occurring after October 31, 2016 to determine whether any items were noted, which necessitated adjustments to or disclosure in the financial statements. No such subsequent events were identified.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
RIM Securities LLC

We have reviewed management's statements, included in the accompanying RIM Securities LLC's Exemption Report, in which (1) RIM Securities LLC (the "Company") identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
December 22, 2016

RIM Securities, LLC's Exemption Report

RIM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

RIM Securities LLC

I, Mitchell Cepler, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: 

Title: Group Finance Manager
December 22, 2016